August 8, 2014

Securities and Exchange Commission
100 F Street, N.E., Stop 4631
Washington, D.C.  20549

Re:	Corning Incorporated
Form 10-K for the Year Ended December 31, 2013
Filed February 10, 2014
Form 10-Q for the Period Ended March 31, 2014
Filed April 28, 2014
File No. 1-3247

Ladies and Gentlemen:

We are responding to the comments in the Securities and Exchange Commission (the “Staff”) letter dated July 14, 2014 to Mr. James B. Flaws of Corning Incorporated (“Corning”).  For your convenience, we have included the Staff’s comments below (italicized and in bold) followed by our related response.  Additional disclosure or other revisions included since our last response are bolded for your ease of review.

Form 10-K for the Year Ended December 31, 2013

General

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings, including your interim filings.

Corning will comply with this comment, and will include revisions made pursuant to this letter in future filings, as indicated in our responses below.

Financial Statements

Notes to the Financial Statements

Note 13.  Employee Retirement Plans, page 112

2.
We note your response to comment 11 of our letter dated May 22, 2014.  For the same reasons noted that you provide weighted average assumptions separately for U.S. and foreign plans, it remains unclear why you did not provide the remaining plan disclosures required by ASC 715-20-50-1 for your foreign plans.  In this regard, we note that the benefit obligation of the foreign pension plans constitutes 22% of your total benefit obligation.  Refer to ASC 715-20-50-4.

In future filings, we will expand our disclosures within Note 13, Employee Retirement Plans, to report domestic and international plan disclosures separately pursuant to ASC 715-20-50-1 and ASC 715-20-50-4.

Form 10-Q for the Period Ended March 31, 2014

Note 5.  Income Taxes, page 12

3.
We note your response to comment 12 of our letter dated May 22, 2014.  Please tell us the expected terms of the loan agreement that you will enter into with a foreign affiliate.  Your response should include the amount of the expected loan in relation to the total amount of foreign earnings indefinitely reinvested in the particular country as well as the repayment terms.  Please tell us how you determined that this loan would not have any impact on your conclusion that these foreign earnings will be indefinitely reinvested pursuant to ASC 740-30-25-17.

It is expected that the amount of the loan will be approximately $750 million – $900 million.  The loan is expected to be payable on demand with no pre-payment penalty, although it is expected to remain outstanding past December 31, 2014.  The loan will be at a market rate of interest to comply with all relevant transfer pricing requirements.  The loan is not being made pursuant to any third party creditor request or as a result of any event outside the Corning consolidated group’s control.  The loaned funds represent excess liquidity whether they remain in our foreign locations or are loaned to the U.S. and thus, will continue to be invested consistent with our overall investment policies governing excess cash balances.  The amount of foreign earnings indefinitely reinvested in the country is approximately $7 billion.

Please note that Corning has included the tax consequences of the expected loan in our effective tax rate and we have disclosed it as a tax benefit in our rate reconciliation as follows: “Rate differences on income/(losses) of consolidated foreign companies, including the benefit of excess foreign tax credits attributable to a deemed distribution to the U.S. of a portion of foreign current year earnings”.  This is because such loan is considered an Investment In U.S. Property under the Internal Revenue Code, and thus is includable in U.S. taxable income prior to the related book or tax earnings actually being distributed (hereinafter broadly referred to as “Subpart F”).

Additionally, in our Form 10-K filings, we deduct Subpart F amounts from the total amount we disclose as “accumulated foreign unremitted earnings on which taxes have not been provided because we expect that total amount to remain invested indefinitely.”

Beginning in 2013, Corning began separately describing the amount of unremitted earnings that are no longer indefinitely reinvested at such time as the book earnings are actually distributed (or we do not plan to indefinitely reinvest them).  At this same time, we record any taxes related to cumulative translation adjustment and withholding not previously booked.  Consistent with this policy, at such time as we distribute (or no longer plan to indefinitely reinvest) the book earnings represented by the loan described above, we intend to include it in our disclosure as follows:  “Corning continues to indefinitely reinvest substantially all of its foreign earnings, with the exception of approximately $___ million of [current] earnings in 20xx that have been or are expected to be repatriated with very low or no tax impact.”

With respect to our indefinitely reinvested conclusion on the remainder of our foreign earnings, under ASC 740-30-25-17, we do not believe this loan impacts such representation because it is expected to be repaid, over 80% of our foreign unremitted earnings as of December 31, 2013 has either been or is planned to be invested in our foreign operations and our current analysis indicates that we have sufficient U.S. liquidity, including borrowing capacity, to otherwise fund foreseeable U.S. cash needs.

Note 10.  Acquisition, page 15

Acquisition of remaining interests in Samsung Corning Precision Materials (page 15)

4.	We note your response to comment 13 of our letter dated May 22, 2014. Please address the following:

Please note that in our response below, we have responded to the Staff’s comments related to the Acquisition of the remaining interests in Samsung Corning Precision Materials (page 15) contained in their letter to James B. Flaws dated July 14, 2014 in a different order than originally presented.  We did so to facilitate the explanation of our response in a logical manner.

•	Please help us understand your basis for determining with the support of third party valuation specialists that there is no control premium associated with the acquisition;

We determined, with the support of third party valuation specialists, no control premium was associated with the Acquisition.  The basis for this conclusion is attributable to the Company’s strategy in negotiations with the seller that incorporated a desire to not pay a premium above the proportionate value of the acquiree.  In arriving at this view, the Company considered the following:

•
The transaction was initiated from a starting point of shared control.  Samsung Display and Corning operated Samsung Corning Precision Materials jointly, and all significant operating and strategic decisions were required to be made jointly and neither party could act without the other’s approval.  Given the starting point of shared control, we have no reason to believe any additional premium over and above the price paid would be appropriate since the interests are equivalent and deserve the same level of premium;

•
The transaction was negotiated based on an agreed set of forecasts between Samsung Display and Corning, representing a stand-alone view of Samsung Corning Precision Materials, without including synergies;

•
Samsung Display will continue to remain a customer of the acquired entity, representing approximately 80% of Corning Precision Materials sales, and contingent consideration may be provided to support proportionate economic returns to both parties;

•	The execution risk of the transaction associated with conducting business in an emerging market without a local partner; and
•	Aspects inherent to this industry, including the fact that there are limited competitors.

•
We note your response to comment 14 of our letter dated May 22, 2014.  Your response does not appear to address the guidance in ASC 805-10-55-20 through 55-23 as well as ASC 805-10-55-30 through 55-32 in that it does not appear that you have separately accounted for the settlement of the technology license agreement from the business combination.  Please advise.

As a result of the acquisition of Samsung Corning Precision Materials, Corning reacquired its technology license rights and effectively settled its pre-existing arrangement with the acquired entity.  First, we evaluated whether an intangible asset existed at the acquisition date for reacquiring the rights to our technology license and secondly, determined whether the contract was favorable or unfavorable to Corning.

With regard to the reacquired right, Corning engaged a third party specialist to fair value the reacquired right.  The specialist utilized the Market Participant Excess Earnings Method which is a specific application of the discounted cash flows method which assesses the value of an asset equal to the present value of the incremental after tax cash flows attributable to the subject intangible asset after deducting contributory asset charges.  Given the highly capital intensive nature of the acquired business, the charge for replacement capital and the contributory asset charges as a percentage of revenue were substantial.  When these charges were considered, the cash flow from the reacquired right was negative and, as such, the intangible was considered to have a fair value of zero.

We further considered the pre-existing contract to be unfavorable to Corning.  The contractual arrangement provided that Samsung Corning Precision Materials pay a 3% royalty rate to utilize Corning’s proprietary technology to manufacture and sell display glass.  As Corning could have obtained a 12% royalty rate for its technology license with a market participant, the contract was considered unfavorable to Corning.  Our third party specialist used an income approach, specifically the royalty relief method, which considered the difference between the 3% contractual rate and the 12% market participant rate, resulting in an off-market value of $320 million to Corning, before considering any previously held ownership interest that Corning had with Samsung Corning Precision Materials.  There were no stated contractual settlement provisions or previously recorded assets or liabilities to consider when determining the value associated with the settlement.

The effective cancellation of the pre-existing royalty contract was treated as a separate transaction from the business combination.  The net economic impact to Corning following the transaction was a net loss of $136 million, constituting a $320 million loss to Corning due to Corning’s unfavorable contract which was partially offset (by $184 million) due to Corning’s 57.5% pre-existing ownership interest in Samsung Corning Precision Materials.  The only relationship it had to the business combination was that as the contract was effectively settled at the acquisition date, 42.54% or $136 million of the consideration transferred to Samsung Display was deemed to be attributed to the settlement of this contract.  Additionally, since Corning was a 57.5% shareholder immediately preceding the acquisition, the fair value of its equity investment was determined using 100% of the fair value of the entity, including Corning’s 57.5% share of the favorable contract.  Valuing Corning’s previously held equity investment in Samsung Corning Precision Materials inclusive of its favorable contract with Corning resulted in an increase to the gain recognized when recognizing the previously held equity investment in Samsung Corning Precision Materials in the amount of $184 million.  This is further explained below.

•
We note the table showing the fair value of the acquired net assets.  Please explain why you have included the settlement of the pre-existing contract given the guidance in ASC 805-10-55-20 through 55-23 as well as ASC 805-10-55-30 through 55-32;

The pre-existing contract was treated as a separate transaction from the business combination in accordance with ASC 805-10-55.  In our future disclosure, we will clarify that because the pre-existing contract was unfavorable to Corning, a portion of the consideration transferred was deemed to be applicable to the effective settlement of the royalty contract between Corning and the acquiree, Samsung Corning Precision Materials.  The $320 million loss recognized by Corning attributable to the settlement of the pre-existing arrangement was accounted for as a separate transaction from the business combination as follows:

•
As Corning was a 57.5% shareholder at the date of acquisition, immediately preceding the acquisition of Samsung Corning Precision Materials, Corning recognized an asset and respective gain as part of the calculation of its previously held equity investment which included approximately $184 million attributed to its economic interest in the royalty contract;

•
At acquisition, since the contract with Samsung Corning Precision Materials was effectively settled, Corning recognized a loss of $320 million.  Of the $320 million, $184 million effectively offset the portion of the gain on previously held equity investment attributable to Corning’s interest in the royalty contract.  As a result, the  pre-acquisition fair value of Corning’s 57.5% share of $2.3 billion decreased to the fair value of $2.1 billion post-acquisition; and

•
At acquisition, since the seller, Samsung Display, was a 42.54% shareholder of Samsung Corning Precision Materials, 42.54%, or $136 million, of the $320 million loss to effectively settle the contract reduced the consideration transferred to acquire Samsung Display’s interest in Samsung Corning Precision Materials.  Accordingly, $136 million of the consideration transferred was treated separately from the purchase price, resulting in the implied consideration transferred of approximately $1.6 billion.

The net economic effect to Corning following the transaction was a net loss of $136 million, constituting a $320 million loss due to Corning’s unfavorable contract and its share of the favorable contract in Samsung Corning Precision Materials of $184 million.

The table presented reconciled the purchase price of $1.9 billion to the fair value of the acquired assets and was included to show the amount of implied consideration transferred for the remaining 42.54% of Samsung Display’s ownership interest, the amount attributable to Corning’s share of its fair value post-acquisition and the amount available to allocate to the acquired net assets post-acquisition.

Our future disclosure will clarify the table presenting the fair value of the net assets by providing additional information as well as a description of the loss attributable to the favorable contract that Samsung Corning’s Precision Materials had with Corning pre-acquisition and describing how the unfavorable royalty contract to Corning was treated both pre- and post-acquisition.  Please see the revised disclosure below.

•
Please reconcile the table showing the fair value of the acquired net assets to your revised proposed disclosures.  For example, please address why you refer to a net consideration transferred of $1.7 billion in your proposed disclosures given total implied consideration transferred in your table on page 21 is $1.6 billion;

To clarify the table showing the fair value allocated to the assets acquired, we will revise the table to include additional information as well as revise the disclosure as provided below to clarify the components of the transaction.  Specific to this question, the net consideration transferred is the total consideration transferred of $1.9 billion for the remaining 42.54% interest less contingent consideration (receivable) due to Corning from the seller of $196 million, resulting in net consideration transferred or to be transferred to the seller of $1.7 billion as of the acquisition date.  As noted above, as the pre-existing contract was effectively settled at the acquisition date, a portion of the consideration transferred was deemed to be applicable to the settlement of the contract.  Accordingly, $136 million of the consideration transferred is attributable to the effective settlement of the contract, resulting in $1.6 billion attributable to the amount of consideration transferred for the remaining 42.54% interest in the net assets acquired.

•
With reference to the amounts reflected in the table on page 21, please explain how you determined the $394 million gain.  In this regard, your table currently reflects a $2.139 billion fair value of equity investment and your proposed disclosures state that the book value of this equity investment as of the acquisition date was $2.1 billion and the amount released from AOCI was $140 million; and

The table shown on page 21 was intended to show a reconciliation of the amount of consideration transferred for the remaining 42.54% of Samsung Display’s ownership interest, the amount attributable to Corning’s share of the fair value of the acquired entity post-acquisition and the amount available to allocate to the acquired net assets post-acquisition.  We will clarify the fair value table on page 21 by adding additional information and providing a detailed calculation of the gain on previously held equity investment in our revised disclosure as shown below.

•
In addition, it is not clear why your current proposed disclosures indicate that you determined the fair value of Samsung Corning Precision Materials’ equity by including a $320 million asset for their favorable contract with you.  Please advise or revise your disclosures as necessary.

We have revised the proposed disclosure and described the transaction as noted above to clarify Samsung Corning Precision Materials’ favorable contract with Corning pre-acquisition and described how the unfavorable royalty contract was accounted for as a result of the acquisition of the remaining equity interest of Samsung Corning Precision Materials by Corning.

In response to the questions above, please see revised partial disclosure below:

The Acquisition was accounted for under the purchase method of accounting in accordance with business combination accounting guidance.  Accordingly, the preliminary purchase price was allocated to the assets acquired and liabilities assumed, based on their fair value on the date of Acquisition.  The fair value was determined based on the fair value of consideration transferred for the remaining equity interest of Samsung Display’s shares.

In connection with the purchase of Samsung Display’s equity interest in Samsung Corning Precision Materials pursuant to the Framework Agreement, the Company designated a new series of its preferred stock as Fixed Rate Cumulative Convertible Preferred Stock, Series A, par value $100 per share (“Preferred Stock”).  As contemplated by the Framework Agreement, Samsung Display became the owner of 2,300 shares of Preferred Stock (with an issue price of $1 million per share), of which 1,900 shares were issued in connection with the Acquisition and 400 shares were issued for cash.

Corning issued 1,900 shares of Preferred Stock as consideration in the Acquisition of Samsung Corning Precision Materials which had a fair value of $1.9 billion on the acquisition date.  The fair value was determined using an option pricing model based on the features of the Preferred Stock.  That measure is based on Level 2 inputs observable in the market such as Corning’s common stock price and dividend yield.

The Acquisition also includes a contingent consideration arrangement that potentially requires additional consideration to be paid between the parties in 2018: one based on projections of future revenues generated by the business of Samsung Corning Precision Materials for the period between the acquisition date and December 31, 2017, which is subject to a cap of $665 million; and another based on the volumes of certain sales during the same period, which is subject to a separate cap of $100 million.  The fair value of the potential receipt of the contingent consideration in 2018 in the amount of $196 million was estimated by applying an option pricing model using the Company’s projections of Corning Precision Materials’ future revenues.

The following table summarizes the total fair value of Samsung Corning Precision Materials at the acquisition date including the net consideration transferred to acquire the remaining 42.54% of Samsung Corning Precision Materials, the fair value of Corning’s non-controlling interest in Samsung Corning Precision Materials pre- and post-acquisition and the amount of the implied fair value of the total entity for the purpose of allocating the purchase price to the acquired net assets.

Net consideration applied to acquired assets	Samsung Display	Corning Incorporated	Samsung Corning Precision Materials
Ownership percentage	42.5%	57.5%	100%
Fair value based on $1.9 million consideration transferred	$1,911	$2,588	$4,499
Less contingent consideration - receivable	(196)	(265)	(461)
Net fair value of consideration @ 100%	1,715	2,323	4,038

Corning’s loss on royalty contract	(136)	(184)	(320)
Fair value post-acquisition	$1,579	$2,139	$3,718

Corning’s fair value 57.5% post-acquisition	2,139
Total fair value at January 15, 2014	$3,718

The $1.9 billion fair value of consideration transferred for the remaining 42.54% interest in Samsung Corning Precision Materials plus the fair value of Corning’s pre-acquisition fair value less the contingent consideration due Corning as of the acquisition date results in a net fair value for the total entity of $4 billion.

As a result of the acquisition of Samsung Corning Precision Materials, Corning reacquired its technology license rights and effectively settled its pre-existing royalty contract with the acquired entity, Samsung Corning Precision Materials.  With regard to the reacquired right, Corning engaged a third party specialist to assist in assessing the fair value of this right and determined that the reacquired right had a value of zero.  In addition, the Company assessed whether this royalty contract was favorable or unfavorable to Corning.  It was determined that the contractual royalty rate of 3% as compared to the then current market rate of 12% was unfavorable to Corning.  The effective settlement of the contract was valued using the Income Approach; specifically, a relief from royalty method.  The amount by which the contract was unfavorable to Corning when compared to current market transactions for similar items resulted in a loss of $320 million which was recorded on the acquisition date, representing 100% of the loss on the effective settlement of the contract.  There were no stated contractual settlement provisions or previously recorded assets or liabilities to consider when determining the value associated with the settlement.

Because the pre-existing contract was unfavorable to Corning, a portion of the consideration transferred was deemed to be applicable to the effective settlement of the royalty contract between Corning and the acquiree, Samsung Corning Precision Materials.  The $320 million loss attributable to the settlement of the pre-existing arrangement was accounted for as a separate transaction from the business combination as follows:

•
At acquisition, since the contract with Samsung Corning Precision Materials was effectively settled, Corning recognized a loss of $320 million.  Of the $320 million, $184 million effectively offset the portion of the gain on previously held equity investment attributable to Corning’s interest in the royalty contract.  As a result, the pre-acquisition fair value of Corning’s 57.5% share of $2.3 billion decreased to the fair value of $2.1 billion post-acquisition; and

•
At acquisition, since the seller, Samsung Display, was a 42.54% shareholder of Samsung Corning Precision Materials, 42.54%, or $136 million, of the $320 million loss to effectively settle the contract reduced the consideration transferred to acquire Samsung Display’s interest in Samsung Corning Precision Materials.  Accordingly, $136 million of the consideration transferred was treated separately from the purchase price, resulting in the implied consideration transferred of approximately $1.6 billion.

The net economic effect to Corning following the transaction was a net loss of $136 million, constituting a $320 million loss due to Corning’s unfavorable contract and its share of the favorable contract in Samsung Corning Precision Materials of $184 million.

The gain on the previously held equity investment was calculated based on the fair value of the entity immediately preceding the Acquisition.  As the pre-existing contract was treated as a separate transaction, the pre-existing contract was not taken into consideration when calculating the gain on the previously held equity interest.

The net gain on previously owned equity was calculated as follows:

December 2013 Investment Balance	$3,709
Dividend (1)	(1,574)
Other	(18)
Net investment book balance at 1/15/2014	$2,117

Fair value Samsung Corning Precision Materials (2)	$4,038
57.5% of Samsung Corning Precision Materials (2)	2,323
Working capital adjustment and other	52
57.5% of the pre-acquisition fair value of assets	$2,375

Gain on previously held equity investment (2)	$258
Translation gain	136
Net gain	$394

(1)
In conjunction with the Framework Agreement, the parties agreed to have Samsung Corning Precision Materials distribute all cash and cash equivalents as a dividend to the shareholders of record as of December 31, 2013.  The dividend was not part of the purchase price as the agreement was to distribute cash and cash equivalents as a dividend to the shareholders as soon as practicable.  As such, at acquisition Corning did not have legal title to the cash to be distributed, although the dividend was distributed subsequent to the acquisition date.  Therefore, the portion of Corning’s share of the $1.6 billion dividend received was accounted for in Corning’s consolidated financial statements as if the dividend occurred at or immediately prior to the date of acquisition at which time Samsung Corning Precision Materials was still an equity method investment in Corning’s consolidated financial statements.

(2)
As Corning was a 57.5% shareholder at the date of acquisition, immediately preceding the acquisition of Samsung Corning Precision Materials, Corning recognized an asset and respective gain as part of the calculation of its previously held equity investment which included approximately $184 million attributed to its economic interest in the royalty contract.

•
It appears that the significant difference in the carrying value of your investment in Samsung Corning Precision Materials since December 31, 2013 was due to the dividend that you received.  Please highlight this in your disclosures as well as discuss in your disclosures how you accounted for the dividend in your financial statements.

We acknowledge the Staff’s comments and, beginning with our Form 10-Q filed for the third quarter of 2014, will expand our disclosure in Note 10, Acquisitions, as provided in the revised footnote disclosure above.

Note 16.  Shareholders’ Equity

Fixed Rate Cumulative Convertible Preferred Stock, Series A, page 23

6.
We note your response to comment 16 of our letter dated May 22, 2014.  Please disclose the nature of the dilution adjustments that would impact the conversion rate of the preferred stock.  Please help us better understand the nature of the adjustments for tax reasons and how you determined that these adjustments would also not preclude the conversion feature from being considered indexed to your stock pursuant to ASC 815-40-15.  In regards to your consideration of ASC 815-40-15-7H, please help us better understand the nature of the provisions that allow you to adjust the conversion price on a discretionary basis.  Please confirm that the provisions would only allow you to modify the terms provided that such modification benefits Samsung Display.

As set forth in the Company’s Certificate of Amendment of the Restated Certificate of Incorporation, Exhibit 3.1 to our Current Report on Form 8-K filed on January 15, 2014, there are certain structural anti-dilution adjustments that could impact the number of shares of Corning’s common stock to be delivered upon conversion of the Company’s Series A Preferred Stock (“Preferred Stock”).  These anti-dilution provisions provide for an adjustment to the conversion rate of the Preferred Stock into common stock to protect the Preferred Stockholders against dilution from certain corporate events, including among others, stock dividends and splits and distributions of property, or similar events affecting the common stock.  The anti-dilution adjustments, and the nature of these adjustments, follow:

1)
Stock Dividends and Distributions:  If the Company, at any time or from time to time while any of the Preferred Stock is outstanding, issues shares of common stock as a dividend or distribution on shares of common stock, then the conversion rate shall be adjusted.

2)
Splits and Combinations of the Common Stock:  If Corning splits its common stock outstanding into a greater number of shares of common stock or combines the outstanding common stock into a smaller number of shares, then the conversion rate will be adjusted.

3)
Issuance of Stock Purchase Rights:  If Corning distributes any stock rights or warrants to all or substantially all of the holders of Corning’s common stock entitling them to subscribe for or purchase shares of common stock at a price per share less than the current market price of the common stock, and this is not available on an equivalent basis to holders of the shares of the preferred stock upon conversion, the conversion rate shall be adjusted.

4)
Asset Distribution:  If Corning distributes, for no consideration, to all common stock holders a substantial portion of the Company’s assets (excluding any item discussed above), the conversion rate shall be adjusted.

5)
Above-Market Self Tender and Exchange Offers: If Corning or any of its subsidiaries makes a payment of cash or other consideration in respect of a tender offer or exchange offer for all or any portion of the common stock subject to the tender offer rules, to the extent that the cash and value of the other consideration included in the payment per share of common stock validly tendered or exchanged exceeds by five percent (5%) or more the current market price per share of Corning’s common stock, the conversion rate shall be adjusted.

6)
Adjustment for Tax Reasons: Corning may make such increases to the conversion rate if the Board of Directors deems it advisable to avoid or diminish any income tax to Corning’s common stockholders resulting from any dividend or distribution of shares (or rights to acquire shares) or from any event treated as such for income tax purposes or for any other reasons.

Regarding the adjustment for tax reasons, we note that, although stock dividends (or distributions of stock rights) are often not taxable under U.S. federal income tax law, this is not always the case.  For example, under Section 305 of the Internal Revenue Code and the Regulations promulgated thereunder a stock dividend (or distribution of stock rights) can be taxable if the distribution results in both (1) the receipt of property (including cash) by some shareholders and (2) an increase in the proportionate interests of other shareholders in the assets or earnings of the corporation.  This can occur, for example, where the corporation pays a stock dividend to its common shareholders and a cash dividend on its convertible preferred, without having a full anti-dilution adjustment to the preferred stock.  Although we believe the anti-dilution adjustments contained in our Certificate of Incorporation should be sufficient, it is possible that there could be circumstances were additional adjustments would be needed.  Accordingly, these provisions provide the Board with the additional flexibility (but not the obligation) to make further adjustments to the conversion ratio if needed to ensure that a stock dividend (or distribution of rights) to the common shareholders is not taxable under these rules.  Because this discretionary adjustment allows only for an increased number of common shares to be delivered upon conversion of the Preferred Stock, it is beneficial to Samsung Display, and it does not preclude the conversion feature from being considered indexed to Corning’s stock based on the guidance in ASC 815-40-15-7H.

These customary anti-dilution provisions described above and included in Corning’s Certificate of Amendment of the Restated Certificate of Incorporation are designed solely to protect the holders of our Preferred Stock in the event of certain Company actions affecting our common stock.  Our ability to adjust the conversion rate on a discretionary basis is for the benefit of the Preferred Stock holders and is based on the guidance in 815-40-15-7H.

In future filings, if applicable, we will disclose that as of the financial statement date, none of the anti-dilution adjustments have been triggered.  Should an event occur that would require an adjustment to the Preferred Stock’s conversion rate, we will disclose the details of the event and the impact to the conversion rate.

Corning acknowledges that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*     *     *     *     *

Please direct questions regarding this response to me at (607) 974-3331.

Sincerely,

/s/ R. Tony Tripeny
R. Tony Tripeny
Sr. Vice President & Corporate Controller

cc:	Wendell P. Weeks, Chairman, Chief Executive Officer and President
James B. Flaws, Vice Chairman and Chief Financial Officer
Lewis A. Steverson, Sr. Vice President and General Counsel
Marilyn J. Griffin, Director, Accounting, Compliance & Reporting
Kurt M. Landgraf, Chairman, Corning Board of Directors Audit Committee
Pierre-Alain Sur, PricewaterhouseCoopers LLP
Stephen T. Giove, Shearman & Sterling LLP